EXHIBIT 12.1

NIKE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2006	2005	2004
	(In millions)
Net income	$1,392.0	$1,211.6	$945.6
Income taxes	749.6	648.2	504.4
Income before income taxes	2,141.6	1,859.8	1,450.0

Add fixed charges
Interest expense (A)	50.5	39.7	40.6
Interest component of leases (B)	84.0	77.5	68.9

Total fixed charges	134.5	117.2	109.5

Earnings before income taxes and fixed charges (C)	$2,276.1	$1,977.0	$1,559.2

Ratio of earnings to total fixed charges	16.9	16.9	14.2

(A)	Interest expense includes interest both expensed and capitalized.

(B)	Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.

(C)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.